Exhibit 99.1

Westport Announces Vedder Transport Order for 50 Peterbilt LNG Trucks Powered by Westport HD Systems

~LNG Truck Order in Concert with a Refuelling Station Planned by Terasen Gas~

VANCOUVER, Dec. 21 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Vedder Transport Ltd. of Abbotsford, British Columbia has issued a purchase order for 50 Peterbilt 386 liquefied natural gas (LNG) trucks featuring Westport HD Systems. Vedder Transport Ltd., a division of the Vedder Transportation Group, specializes in the transportation of Food Grade products in a bulk liquid or dry state and offers dedicated and irregular route, truck load and less than truck load freight services throughout Canada, and between Canada and the United States.

The new trucks, powered by Westport HD, will be used on routes within Southern British Columbia primarily servicing the Bulk Food Grade Industry such as the British Columbia Dairy Producers and other liquid or dry state world wide agricultural organizations, making Vedder Transport Ltd. one of the world's most environmentally clean transporter servicing these markets.

Terasen Gas, a subsidiary of Fortis Inc., the largest distributor of natural gas in British Columbia, will fuel the Vedder Transport natural gas fleet through a planned LNG refuelling station in Abbotsford, which is expected to be built in 2011. In addition, Terasen Gas, through its Energy Efficiency and Conservation program, will offset the incremental cost of using LNG-powered trucks rather than their traditional diesel counterparts.

"This is a significant order for LNG trucks in Western Canada," said Clark Quintin, President of Westport's HD division. "It further demonstrates that natural gas is rapidly becoming a mainstream fuel solution for the trucking industry in Canada. With the Province's 33% carbon reduction target by 2020, substantial commitment from Vedder Transport and Terasen Gas to operate LNG trucks is helping the Province achieve this target."

"At Vedder, we are committed to protecting the environment for future generations. Adding natural gas trucks to our fleet will help us reduce transportation-related emissions, ultimately improving air quality while reducing fuel management expenses," said Fred Zweep, President of the Vedder Transportation Group.

"At Terasen Gas, we pride ourselves on being a forward thinking organization committed to helping address B.C.'s climate action goals by providing innovative energy solutions such as this for the transportation sector. We are working to facilitate the use of natural gas in new ways within B.C.," said Doug Stout, Vice President, Energy Solutions and External Relations, Terasen Gas and FortisBC. "These new trucks are a further demonstration that natural gas is an economically-viable, environmentally-friendly and convenient fuel source for the transportation sector."

"Peterbilt LNG trucks allow trucking fleets to move to lower-cost, domestically available natural gas while reducing harmful emissions and providing the performance that our customers need," said Arlen Savitt, Assistant General Manager at Peterbilt Motors. "We are excited to deliver an industry-leading product that will support Vedder's business and their commitment to the environment."

The Westport HD System consists of the GX 15-litre engine, proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps, and associated electronic components to facilitate robust performance and reliable operation. The Westport HD GX engine is certified and compliant to 2010 U.S. Environmental Protection Agency and California Air Resources Board emission limits in North America.

About the Vedder Transportation Group

The Vedder Transportation Group remains a family owned and operated company with its head office located in Abbotsford, BC.  With its two trucking companies, Vedder Transport Ltd and Can-Am West Carriers Inc, the companies offer dedicated and irregular route highway less than truck load (ltl) and truck load (tl) specialized and general freight services throughout Canada and between Canada and the United States. The Vedder Transportation Group now operates a diverse fleet of 300 tractors and over 800 semi trailers, employing hundreds of people. www.vtlg.com

About Terasen Gas

Terasen Gas is composed of the operations of Terasen Gas Inc., Terasen Gas (Vancouver Island) Inc., and Terasen Gas (Whistler) Inc. Terasen Gas is a leading integrated energy solutions provider, focused on the safe and reliable provision of natural gas, propane and alternative energy solutions. Terasen Gas serves approximately 939,000 residential and commercial customers in more than 125 B.C. communities. Terasen Gas employs more than 1,280 people in British Columbia and is indirectly wholly owned by Fortis Inc., the largest investor-owned distribution utility in Canada. Fortis Inc. shares are listed on the Toronto Stock Exchange and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com or www.sedar.com.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market.

To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Michelle Doyle
Personal Assistant
Vedder Transportation Group
Phone: 604-857-1375
Email: mdoyle@vtlg.com
Visit us at: www.vtlg.com

Marcus Wong
Corporate Communications Manager
Terasen Gas
Phone: 778-571-3263
Email: marcus.wong@terasengas.com
Follow us at: www.twitter.com/terasengas

CO: Westport Innovations Inc.

CNW 08:00e 21-DEC-10